Exhibit 12

United Air Lines, Inc. and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

	2001	2000	1999	1998	1997
Earnings:

Earnings (losses) before income taxes,
extraordinary item and cumulative effect	$(3,327)	$ 425	$ 1,885	$ 1,220	$ 1,488
Undistributed (earnings) losses of affiliate	(4)	9	(20)	(62)	(16)
Fixed charges, from below	883	1,068	1,012	1,002	1,009
Interest capitalized	(79)	(77)	(75)	(105)	(104)
Earnings	$(2,527)	$ 1,425	$ 2,802	$ 2,055	$ 2,377

Fixed charges:

Interest expense	$ 540	$ 416	$ 372	$ 362	$ 290
Portion of rental expense representative
of the interest factor	343	652	640	640	719
Fixed charges	$ 883	$ 1,068	$ 1,012	$ 1,002	$ 1,009

Ratio of earnings to fixed charges	(a)	1.33	2.77	2.05	2.36

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(a)  Earnings were inadequate to cover fixed charges by $3.4 billion in 2001.